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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-71044

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/24   AND ENDING 06/30/25

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Withum Capital, LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 Jefferson Park, Suite 400

(No. and Street)

Whippany	NJ	07081
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kevin Bodnar	973-650-6664	kbodner@withum.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

YSL & Associates LLC

(Name – if individual, state last, first, and middle name)

11 Broadway, Suite 700	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)
06/06/2006		2699	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Bodnar _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Withum Capital, LLC _____, as of June 30 _____, 2_025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Lisa De Croce
Notary Public

Signature: _____

Title:
CCO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Withum Capital, LLC
(A Delaware Limited Liability Company)

Statement of Financial Condition Pursuant to Rule 17A-5 under the Securities
Exchange Act of 1934
June 30, 2025

Withum Capital, LLC
For the year ended June 30, 2025

TABLE OF CONTENTS	

YSL & Associates LLC

Certified Public Accountants | Member of Parker Russell International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Withum Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Withum Capital, LLC (the "Company") as of June 30, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as Withum Capital, LLC's auditor since 2023.

New York, NY

September 10, 2025

Withum Capital, LLC
(A Delaware Limited Liability Company)
Statement of Financial Condition
June 30, 2025

Assets

Cash	$	44,364
Prepaid expenses		1,771
Total assets	$	46,135

Liabilities and Member's Equity

Liabilities	$	-
Member's equity		
Member's equity		46,135
Total liabilities and member's equity	$	46,135

The accompanying notes are an integral part of this statement of financial condition.

1. **ORGANIZATION**

   Withum Capital, LLC (the "Company"), a Delaware limited liability company, was formed on June 28, 2022. The Company's principal office is located at 200 Jefferson Park, Suite 400, Whippany, New Jersey.

   The Company is wholly owned by WithumSmith+Brown, P.C. ("Withum"), a Subchapter S corporation engaged in the practices of accounting, tax and consulting services.

   The Company is a registered broker dealer with the U.S Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was accepted as a registered broker dealer by FINRA on July 5, 2023. The Company provides merger and acquisition services to clients.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Basis of Presentation
   The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") and are stated in United States dollars.

   Cash
   All cash deposits are held by one financial institution, and therefore are subject to the credit risk at the financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

   Use of Estimates
   The preparation of financial statements in conformity with U.S. GAAP required management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in member's capital during the reporting period. Actual results could differ from these estimates.

   Revenue Recognition
   Merger and acquisition services are recognized in the periods during which the services are performed, and the amounts have been contractually earned in line with Accounting Standards Update ("ASU") 2014-09 "Revenue from Contracts with Customers (Topic 606)".

   Income Taxes
   The Company is a single member limited liability company that is wholly owned by Withum. The Company is not subject to United States Federal or state income tax. Instead, all of the Company's distributable share of income, gain, loss and deductions are passed to Withum. As of June 30, 2025, management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

3

3.   RELATED PARTY TRANSACTIONS

The Company has a management service and expense sharing agreement with Withum, a related entity under common control. Under this agreement, the related party provides rent, salaries and administrative services. The Company is not required to repay these expenses. Total allocated and paid expenses for the year ended June 30, 2025 were $69,166 which was converted as a non-cash contribution.   Results of operations for the Company may not be indicative of the results that would have been realized if the Company was not working directly with related entity.

As of June 30, 2025 no amount was owed to Withum.

4.   NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Rule") in addition to the rules of FINRA. The Company is following the basic method which requires the minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% (12-1/2% during the first 12 months of operations) of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1 (8 to 1 during the first 12 months of operations).

The Company is not exempt from SEC Rule 15c3-3 but instead relies on Footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by the SEC Staff. In order to avail itself of this option, the Company does not, and will not hold customer funds or securities.

The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio would exceed 10 to 1. At June 30, 2025, the Company had net capital $44,364, which was $39,364 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.00 to 1.

5.   SINGLE REPORTABLE SEGMENT

The Company is engaged in a single line of business as a securities broker-dealer, providing services primarily in merger and acquisition advisory. The Company has identified its CCO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company.   Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends.   The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.   The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.   For the year ended June 30, 2025, the Company had no revenues.

6.   GOING CONCERN

Accounting Standards Update 2014-15 requires that management evaluate conditions or events that might raise substantial doubt about the Company's ability to continue as a going concern. Management has evaluated the Company's conditions and has determined that unless the Company generates enough revenue or continues to be funded by its member, there is substantial doubt about the Company's ability to continue as a going concern. Capital is not a significant income producing factor but should the Company have a need for capital it will be able to rely upon its member to infuse capital to cover overhead should that be necessary.

7.   **SUBSEQUENT EVENTS**

Management has evaluated subsequent events through the date on which the financial statement was issued.   There were no subsequent events that require adjustment or disclosure in the financial statement.